

Greg Moser

I've been investing in DTC brands for the last 5 years and consulting with brands for the last 20. I've connected with thousands of brands over the years and played various roles at those brands while processing tens of billions of dollars in eCommerce revenue. In my day job we onboard a new DTC brand every day, and only a very small subset go on to being wildly successful. At the end of the day, success comes from 2 key aspects; product & team. The product has to be on point, and after wearing my Pontos every day for the last 6 months... I know they are solid. On the team side, Aaron and Joey are a couple of the most realistic entrepreneurs I've met. They know digital marketing inside and out, which is probably the most critical skill set, and they and have the type of tenacity required to win. That is why I'm investing in Ponto.

Invested $5,000 this round